Ziff Davis, Inc.

114 5th Avenue, 15th Floor

New York, New York 10011

August 2, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn: Megan Akst and Kathleen Collins

Re:	Ziff Davis, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2023

Filed February 26, 2024

File No. 001-25965

Dear Ms. Akst and Ms. Collins:

Thank you for the letter dated July 23, 2024 (the “Comment Letter”) setting forth the comments of the Staff of the Commission (the “Staff”) relating to the annual report on Form 10-K for the year ended December 31, 2023 filed by Ziff Davis, Inc. (the “Company”) on February 26, 2024.

The Company is currently working on a response to the Comment Letter. In the Comment Letter, the Staff requested that the Company respond to the Comment Letter within ten business days by providing the requested information or advise the Staff as soon as possible when the Company will respond. The Company anticipates that it will be in a position to submit a response by August 20, 2024. Accordingly, the Company hereby respectfully requests an extension of the time period required to respond to the Staff’s comments until August 20, 2024.

Please direct any questions or comments regarding the foregoing to our counsel at Proskauer Rose LLP, Kristina Trauger, at (212)-969-3436.

Very truly yours,

Ziff Davis, Inc.

/s/ Bret Richter
Name: Bret Richter
Title: Chief Financial Officer

CC: Kristina Trauger, Proskauer Rose LLP